Adit EdTech Acquisition Corp.

1345 Avenue of the Americas, 33rd Floor

New York, New York, 10105

January 7, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attn:	Mr. Timothy S. Levenberg

Ms. Diane Fritz

Mr. Ethan Horowitz

Ms. Loan Lauren Nguyen

Re:	Adit EdTech Acquisition Corp.

Registration Statement on Form S-1

File No. 333-251641

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-251641) (the “Registration Statement”) to become effective on Monday, January 11, 2021, at 4:00 p.m., Eastern Standard Time, or as soon thereafter as is practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with Patrick B. Costello of Troutman Pepper Hamilton Sanders LLP (212) 704-6147, counsel to the Registrant, or Joseph Walsh at (212) 704-6030.

Very truly yours,

Adit EdTech Acquisition Corp.

By:	/s/ David L. Shrier
David L. Shrier
Chief Executive Officer

cc:	Patrick B. Costello, Troutman Pepper Hamilton Sanders LLP

Joseph Walsh, Troutman Pepper Hamilton Sanders LLP